UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES
EXCHANGE ACT OF 1934 (Amendment No.     )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☑

Check the appropriate box:

☑  Preliminary Proxy Statement
☐  Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐  Definitive Proxy Statement
☐  Definitive Additional Materials
☐  Soliciting Material Pursuant to Rule 14a-12

APPLEBEE’S INTERNATIONAL, INC.
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Breeden Capital Management LLC
Breeden Partners L.P.
Breeden Partners (California) L.P.
Breeden Partners Holdco Ltd.
Richard C. Breeden
Laurence E. Harris
Steven J. Quamme
Raymond G.H. Seitz

Payment of Filing Fee (Check the appropriate box):

☑	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

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☐	Fee paid previously with preliminary materials:

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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100 Northfield Street Greenwich, Connecticut 06830 Tel: (203) 618-0065 Fax: (203)-618-0063

April   , 2007

Dear Fellow Applebee’s Stockholder:

This proxy statement and the enclosed BLUE proxy card are being furnished to you in connection with the solicitation of proxies by Breeden Partners L.P. to be used at the 2007 Applebee’s Annual Meeting. We are soliciting your proxy in support of the election of four nominees to replace the incumbent directors proposed for reelection by Applebee’s. In our opinion the company needs fresh perspectives and new energy to confront the problems it has experienced in recent years, not more of the same from the existing board. Our nominees to serve as directors of Applebee’s are Richard C. Breeden, Laurence E. Harris, Steven J. Quamme and Raymond G.H. Seitz. You will find their biographical information in the enclosed proxy statement.

Breeden Partners currently owns 4,025,000 shares of Common Stock, or approximately 5.40% of the total outstanding shares of Applebee’s. As one of the company’s largest shareholders, we believe that creating shareholder value is a paramount responsibility of both Applebee’s management and its board of directors. Yet during the three year period ending December 1, 2006, shortly before we notified the company of our nominations, Applebee’s achieved one of the lowest rates of total shareholder return of all publicly traded companies operating “casual dining” restaurants, all of which faced similar market conditions. Applebee’s performance record demonstrates to us that shareholders need a fresh and stronger voice within the Applebee’s boardroom.

This election provides a choice to you as shareholders. One of the company’s nominees has already served for nearly 18 years on the Applebee’s board, and seeks election for three more years. Two other nominees of the company are currently in their 13th and 14th years of service as Applebee’s directors. The fourth company nominee has served on the board for the last three years. If you are content with the record of the past, the incumbent candidates are the architects of the status quo and offer you continuity.

Alternatively, the nominees of Breeden Partners offer you a chance to vote for change. With no prior decisions at Applebee’s to justify, they won’t hesitate to propose changes in the way things have been run in the past. With only four out of twelve board members, our nominees will not be able to compel adoption of policies we favor. However, the election of our nominees will ensure that the board hears and is challenged to consider new points of view on issues including how Applebee’s spends capital, how it compensates its officers and directors, how much it cuts overhead expenses, how much cash it returns to shareholders, how it holds management accountable and other important policies. We believe constructive changes from current practices in all of these areas will make Applebee’s a better and more valuable company, and that electing our nominees will increase the likelihood that meaningful actions will be taken to benefit shareholders. If you believe that change is desirable in Applebee’s board, then you need only complete and submit a BLUE proxy card to vote for our nominees. The choice is yours.

Sincerely,

Richard C. Breeden
Chairman and CEO

PRELIMINARY COPY
SUBJECT TO COMPLETION
DATED APRIL 11, 2007

ANNUAL MEETING OF SHAREHOLDERS
OF
APPLEBEE’S INTERNATIONAL, INC.

PROXY STATEMENT
OF
BREEDEN CAPITAL MANAGEMENT LLC
BREEDEN PARTNERS L.P.
BREEDEN PARTNERS (CALIFORNIA) L.P.
BREEDEN PARTNERS HOLDCO LTD.

This proxy statement and the enclosed BLUE proxy card are being furnished to shareholders of Applebee’s International, Inc. (“Applebee’s” or the “Company”) in connection with the solicitation of proxies by Breeden Capital Management LLC, Breeden Partners L.P., Breeden Partners (California) L.P., and Breeden Partners Holdco Ltd. (collectively, “we” or “Breeden Partners”), to be used at the 2007 annual meeting of shareholders of Applebee’s, including any adjournments or postponements thereof and any meeting held in lieu thereof (the “2007 Annual Meeting”). The 2007 Annual Meeting is scheduled to be held on May 25, 2007, at 9:00 a.m., CDT, at the Ritz Charles Conference Facility, which is located at 9000 West 137th Street, Overland Park, KS 66221. The principal executive offices of Applebee’s are located at 4551 W. 107th Street, Overland Park, Kansas 66207. This proxy statement and the BLUE proxy card are first being furnished to shareholders on or about April [  ], 2007.

We are soliciting your proxy for the 2007 Annual Meeting in support of the election of four nominees, Richard C. Breeden, Laurence E. Harris, Steven J. Quamme and Raymond G.H. Seitz (together, our “Nominees”), as directors of Applebee’s.

Applebee’s has disclosed that the record date for determining shareholders entitled to notice of and to vote at the 2007 Annual Meeting is March 26, 2007 (the “Record Date”). Shareholders of record at the close of business on the Record Date will be entitled to vote at the 2007 Annual Meeting. According to the Company’s definitive proxy statement, filed on April 9, 2007 (the “Company Proxy Statement”), on the Record Date there were 74,555,997 shares of the Company’s common stock, $.01 par value per share (“Common Stock”) outstanding and eligible to vote. As of the Record Date and the date of this proxy statement Breeden Partners was the beneficial owner of an aggregate of 4,025,000 shares of Common Stock, which represented approximately 5.40% of the shares of Common Stock outstanding, based on the Company Proxy Statement. Breeden Partners intends to vote such shares of Common Stock FOR the election of our Nominees. If we determine that any of our Nominees is unable or otherwise unavailable to serve as a director, we reserve the right to nominate a replacement candidate for election as a director. In any such case, the BLUE proxy card will be voted for such substitute nominees.

THIS SOLICITATION IS BEING MADE BY BREEDEN PARTNERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”).

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently composed of twelve directors divided into three classes serving staggered three-year terms. According to the Company Proxy Statement, the following four directors — Jack P. Helms, Lloyd L. Hill, Burton M. Sack and Michael A. Volkema — have been nominated for re-election to three year terms at the 2007 Annual Meeting. Breeden Partners is seeking your support at the 2007 Annual Meeting to elect our Nominees, Richard C. Breeden, Laurence E. Harris, Steven J. Quamme and Raymond G.H. Seitz to the Board, in place of Applebee’s slate of nominees.

REASONS WHY BREEDEN PARTNERS IS CHALLENGING THE INCUMBENT DIRECTORS

We believe the incumbent Board has been ineffective in helping the Company achieve strong and consistent growth in shareholder value. We believe the adoption of new policies to reduce overhead expense, to allocate capital to where it will achieve the highest return, to link compensation directly to comparative success in creating shareholder value, to impose stronger accountability on management for performance, and to implement new governance practices will make Applebee’s a better and more valuable company. In addition to new policies, we believe that Applebee’s needs new directors who will be free of the legacy of the past to push for necessary change in both personnel and policy.

THE BREEDEN PARTNERS’ NOMINEES WILL PROVIDE A FRESH AND FORCEFUL VOICE IN THE BOARDROOM.

Breeden Partners’ Nominees have significant experience with business operations, finance, corporate governance and turning around poorly performing companies. They understand the critical importance of rigorous discipline in the allocation of capital to where it will produce the highest returns, and of board leadership on a wide variety of issues including accountability for controlling costs and for achieving success in the marketplace. While our Nominees will not be able to compel the board to adopt our ideas, we believe our Nominees are well suited to ensure that the board considers new ideas for improving corporate performance and increasing shareholder value, and that increasing shareholder value ranks high on the Board’s agenda. We believe that, given their strong backgrounds, our Nominees will bring valuable insights, fresh ideas and rigorous financial discipline to the Company that will help enhance the value of your investment and protect shareholder interests.

Breeden Partners currently owns 4,025,000 shares of Common Stock. As such, we believe that OUR INTERESTS AS SHAREHOLDERS ARE DIRECTLY ALIGNED WITH YOURS. WE ARE A SIGNIFICANT SHAREHOLDER AND, IF ELECTED, OUR NOMINEES WILL VIGOROUSLY SEEK A VALUE-MAXIMIZING OPERATING STRATEGY, HIGHER HURDLE RATES FOR DEPLOYMENT OF CAPITAL, MORE STRINGENT CONTROL OF OPERATING EXPENSES, CORPORATE GOVERNANCE REFORM, AND AN INCREASED RETURN OF CASH TO SHAREHOLDERS.

There can be no assurance that the actions our Nominees intend to take as described in this proxy statement will be implemented if they are elected or that the election of our Nominees will improve the Company’s corporate governance or otherwise enhance shareholder value. The election of our Nominees does not constitute a vote in favor of our corporate governance goals for Applebee’s. If our Nominees are elected, it will have the legal effect of replacing four incumbent directors of the Company with our Nominees.

There can be no assurance that any of the Company’s nominees will serve, if elected, with any of our Nominees.

If elected to the Board, our Nominees will constitute a minority of the current twelve members of the Board. Under the Company’s amended bylaws, a majority of the Board constitutes a quorum for the transaction of business, and the act of a majority of the Board present at a Board meeting at which a quorum is present shall be the act of the Board. Accordingly, our Nominees, if elected, would not be able to take

Board action at a meeting of the Board at which all directors are present without the support of at least three other directors. However, if elected, our Nominees will push for Board action to increase management accountability, to reduce compensation of both senior officers and board members, to link senior management compensation directly to comparative success among peer companies in generating shareholder value, to change various governance practices (such as proposing the election of all directors by majority vote for one year terms of office), to sharply reduce overhead expenses, to refranchise significant numbers of company owned restaurants over a multi-year period, to restructure the form in which the company borrows money, and to increase very substantially the cash distributed to shareholders. We believe that constructive changes in all these areas will increase the value of the company and its chances of success in the marketplace. In our opinion, maximizing value for shareholders should be a critical focus of Board decisions.

BREEDEN PARTNERS’ NOMINEES

The following information sets forth the name, age, business address, present principal occupation and employment and material occupations, positions, offices or employments for the past five years of each of Breeden Partners’ four Nominees. Please See Appendix I for additional information about our Nominees, including their beneficial ownership, purchases and sales of shares of Common Stock.

Richard C. Breeden, 57, has served since 2005 as Chairman and Chief Executive Officer of Breeden Capital Management LLC, the manager of a series of affiliated investment funds. He has also served since as 1996 as Chairman of Richard C. Breeden & Co., LLC (“Breeden & Co.”), a professional services firm specializing in strategic consulting, financial restructuring and corporate governance advisory services. Mr. Breeden is a former Chairman of the U.S. Securities and Exchange Commission and former Corporate Monitor of WorldCom, Inc. He currently serves on the Board of Banco Bilbao Vizcaya Argentaria, S.A., of Spain (NYSE: BBV), one of the 20 largest banks in the world by market capitalization. Mr. Breeden’s principal business address is 100 Northfield Street, Greenwich, CT 06830.

Laurence E. Harris, 70, is Of Counsel to the law firm Patton Boggs LLP and was a partner with the firm from May 2001 until December 2004. From December 1996 to April 2001, Mr. Harris was senior vice president and general counsel of Teligent, Inc., an international telecommunications company. Mr. Harris serves on the board of directors and is chairman of the audit committee of Sports Brands International, Inc., the parent company of FILA, and serves on the board of directors and is chairman of the audit committee of Inphonic Inc., a seller of online wireless services and products. Mr. Harris’ principal business address is c/o Patton Boggs LLP, 2550 M Street, N.W., Washington, DC 20037.

Steven J. Quamme, 46, is one of the founding partners of Breeden Partners. Prior to joining Breeden Partners in 2005, Mr. Quamme had served since 2002 as Senior Managing Director of Breeden & Co. From 2001 to 2004, he also served as founder and co-CEO of Milestone Merchant Partners, a merchant banking firm and the manager of a series of private equity funds. He has experience as a franchise owner in the restaurant and retail industries and has owned or managed over 300 stores in 10 states. Mr. Quamme’s principal business address is 100 Northfield Street, Greenwich, CT 06830.

Raymond G.H. Seitz, 66, has served since 2006 as non-executive chairman of the Sun-Times Media Group, Inc. and has served as an independent member of the Sun-Times Media Group, Inc. (formerly known as Hollinger International Inc.) board of directors and its special committee since 2003. Mr. Seitz served as Vice Chairman of Lehman Brothers (Europe), an investment bank, from 1995-2003 and as United States Ambassador to the United Kingdom from 1991 to 1995. He currently serves on the boards of the Chubb Corporation, an insurance company, and Hong Kong-based PCCW, Limited, a telecommunications concern. Mr. Seitz has previously served on many other boards of directors, including British Airways plc. Mr. Seitz’s principal business address is c/o the Sun-Times Media Group, Inc., 350 North Orleans Street, Chicago, IL 60654.

Our Nominees will not receive any compensation from Breeden Partners for their service as directors of the Company. If elected, our Nominees will be entitled to such compensation from the Company as is provided to non-employee directors of the Company. The Company’s past practice as to compensation of non-employee directors is described in the Company Proxy Statement.

Except as disclosed in this proxy statement (including the Appendix attached hereto), none of our Nominees, Breeden Partners or any of their respective affiliates or associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2007 Annual Meeting.

Breeden Partners does not expect that any of our Nominees will be unable to stand for election, but, in the event that any of them is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominees of Breeden Partners. Breeden Partners reserves the right to nominate substitute or additional persons as nominees for any reason, including in the event that (1) the Board is expanded beyond its current size and/or (2) any of our Nominees is unable for any reason, including by reason of the taking or announcement of any action by the Company that has, or if consummated would have, the effect of disqualifying any such Nominee to serve as a director. In the event that the Company refuses to permit a substitute or additional nominees as contemplated by this paragraph by reason of the Company’s amended bylaws or otherwise, we reserve the right to challenge such amended bylaws or the application of such amended bylaws to such substitute or additional nominees or such other action in an appropriate legal proceeding.

WE URGE YOU TO VOTE FOR A FRESH AND FORCEFUL VOICE IN THE APPLEBEES’ BOARD; VOTE FOR THE ELECTION OF RICHARD C. BREEDEN, LAURENCE E. HARRIS, STEVEN J. QUAMME AND RAYMOND G.H. SEITZ BY SIGNING, DATING AND RETURNING YOUR BLUE PROXY CARD TODAY IN THE ENCLOSED POSTAGE-PAID ENVELOPE

PROPOSAL 2

According to the Company Proxy Statement, the Company is soliciting proxies with respect to a proposal for the stockholders to adopt Amendment No. 7 to the Applebee’s International, Inc. Employee Stock Purchase Plan (the “Purchase Plan”). The amendment provides that an additional 500,000 shares of the Company’s common stock be available for distribution under the Purchase Plan. Please refer to the Company Proxy Statement for a detailed discussion of this proposal. Breeden Partners supports approval of the amendment to the Purchase Plan.

YOU ARE URGED TO VOTE FOR THE APPROVAL OF AMENDMENT NO. 7 TO THE PURCHASE PLAN ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL 3

According to the Company Proxy Statement, the Company is soliciting proxies with respect to a proposal for the stockholders to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the 2007 fiscal year. Please refer to the Company Proxy Statement for a detailed discussion of this proposal. Breeden Partners supports the ratification of Deloitte & Touche LLP as the independent registered accounting firm for the Company for the 2007 fiscal year.

YOU ARE URGED TO VOTE FOR THE RATIFICATION OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE 2007 FISCAL YEAR ON THE ENCLOSED BLUE PROXY CARD.

INFORMATION ABOUT THE PARTICIPANTS

Executives and employees of Breeden Capital Management LLC (the “Advisor”) may be deemed to be “participants” in this proxy solicitation as such term is defined in Schedule 14A promulgated under the Exchange Act. In addition to our Nominees, each of whom is a participant, participants include the following: Breeden Capital Management LLC, Breeden Partners L.P., Breeden Partners (California) L.P. and Breeden Partners Holdco Ltd.

Breeden Partners L.P. is a Delaware limited partnership (the “Delaware Fund”), Breeden Partners (California) L.P. is a Delaware limited partnership (the “California Fund”) and Breeden Partners Holdco Ltd., is a Cayman Islands exempt limited company (“Holdco”). Breeden Capital Partners LLC, a Delaware limited liability company (the “General Partner”), is the general partner of each of the Delaware Fund and the California Fund. Breeden Partners (Cayman) Ltd., a Cayman Islands exempt limited company (“BPC”) (together with Holdco, the “Offshore Investors Fund”) is the feeder fund for Holdco. The Delaware Fund, the California Fund and the Offshore Investors Fund are herein sometimes referred to collectively as the “Funds.” The Advisor, a Delaware limited liability company, is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the accounts of the Funds. Richard C. Breeden is a citizen of the United States of America and is the Managing Member, as well as Chairman and Chief Executive Officer, of each of the General Partner and the Advisor and is the Key Principal of the Offshore Investors Fund.

The Delaware Fund owns 27,609 shares of Common Stock representing approximately 0.04% of the outstanding shares of Common Stock, the California Fund owns 2,532,000 shares of Common Stock representing approximately 3.40% of the outstanding shares of Common Stock and Holdco owns 1,465,391 shares of Common Stock representing approximately 1.97% of the outstanding shares of Common Stock. As of the date hereof, the 2,559,609 aggregate shares of Common Stock directly owned by the Delaware Fund and the California Fund, which shares of Common Stock may be deemed to be beneficially owned by the General Partner, represent approximately 3.43% of the Company’s outstanding shares of Common Stock. The 4,025,000 aggregate shares of Common Stock directly owned by the Delaware Fund, the California Fund and Holdco, which shares of Common Stock may be deemed to be beneficially owned by the Advisor and Mr. Breeden, represent approximately 5.40% of the Company’s outstanding shares of Common Stock. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 74,555,997 shares outstanding, which was the total number of shares of Common Stock outstanding as of the Record Date as reported in the Company Proxy Statement.

Agreements with Nominees

Breeden Partners has entered into a letter agreement (the “Nominee Agreement”) with each Nominee with respect to his seeking election as a director of Applebee’s at the 2007 Annual Meeting. Each Nominee has acknowledged that he has agreed to stand for election as a director of Applebee’s in connection with this proxy solicitation, to be named in this proxy statement and to serve as a director of the Company if elected. Breeden Partners has agreed, subject to its right to seek reimbursement from the Company, to pay all costs of this proxy solicitation.

Breeden Partners has agreed, jointly and severally, subject to limited exceptions, to indemnify and hold each Nominee harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements incurred in connection with such Nominee serving as a candidate for election to the Board.

Interests of the Participants

Each Participant has an interest in the election of directors at the 2007 Annual Meeting: (i) indirectly through the beneficial ownership (if any) of the shares of Common Stock and/or (ii) pursuant to the Nominee Agreements.

Other than as disclosed in this proxy statement, there are no arrangements or understandings between the Participants and any Nominee or any other person or persons with respect to the nomination of the Nominees.

Other than as disclosed in this proxy statement, neither Breeden Partners, any of the other Participants nor any of their respective affiliates, associates or immediate family members, directly or indirectly:

•	has had any relationship with the Company in any capacity other than as a shareholder that would require disclosure herein;

•	has any agreement, arrangement or understanding with respect to any future employment by the Company or its affiliates;

•	has any material interest, direct or indirect, in any transaction that has occurred since January 1, 2005 or any currently proposed transaction, or series of past, current or proposed arrangements or relationships to which the Company or any of its affiliates was or is to be a participant and in which the amount involved exceeds $120,000; or

•	is a party adverse to the Company or any of its subsidiaries.

PROXY INFORMATION

Applebee’s has disclosed that the Record Date for determining shareholders entitled to notice of and to vote at the 2007 Annual Meeting is March 26, 2007. The enclosed BLUE proxy card may be executed only by holders of record of shares of Common Stock on the Record Date. If you were a shareholder of record on the Record Date, you will retain your voting rights at the 2007 Annual Meeting even if you sell some or all of your shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote your shares of Common Stock on the BLUE proxy card, even if you sell some or all of your shares of Common Stock after the Record Date.

The shares of Common Stock represented by each BLUE proxy card that is properly executed and returned to Breeden Partners, will be voted at the 2007 Annual Meeting in accordance with the instructions marked thereon, and will be voted in the discretion of the persons names as proxies on whatever other matters may properly come before the 2007 Annual Meeting. Executed but unmarked BLUE proxies will be voted FOR the election of our Nominees as directors, FOR Proposal 2 and FOR Proposal 3.

IMPORTANT

Your vote is important, no matter how many shares you own. Breeden Partners urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of our Nominees.

OUR NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTERESTS OF
ALL SHAREHOLDERS. BREEDEN PARTNERS URGES YOU TO VOTE YOUR
BLUE PROXY CARD FOR OUR NOMINEES

As explained in the detailed instructions on your BLUE proxy card, there are four ways you may vote. You may:

1. Sign, date and return the enclosed BLUE proxy card in the enclosed postage-paid envelope. We recommend that you vote on the BLUE proxy card even if you plan to attend the 2007 Annual Meeting.

2. Vote via the Internet by following the voting instructions on the BLUE proxy card or the enclosed instruction form.

3. Vote by telephone by following the voting instructions on the BLUE proxy card or the enclosed instruction form.

4. Vote in person by attending the 2007 Annual Meeting. Written ballots will be distributed to shareholders who wish to vote in person at the 2007 Annual Meeting.

5. If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of the shares, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker or other nominee. As a beneficial owner, you must instruct your broker, trustee or nominee how to vote. Your broker cannot vote your shares on your behalf without your instructions.

Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since a beneficial owner is not the stockholder of record, if you wish to vote your shares in person at the 2007 Annual Meeting, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the 2007 Annual Meeting. According to the Company Proxy Statement to attend the Annual Meeting in person you must bring photo identification and if you hold your shares through a bank, broker or other third party also bring your brokerage statement.

HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT
A BLUE PROXY CARD EVEN IF SOME OR ALL OF YOUR SHARES HAVE BEEN OR
ARE SOLD AFTER THE RECORD DATE.

We urge you to vote only a BLUE proxy and not to execute any WHITE proxies furnished by the Company. If you have already signed and returned a WHITE proxy you can change your vote by signing and returning a later-dated BLUE proxy, see “Revocation of Proxies.” Only your latest proxy will count.

Breeden Partners has retained Morrow & Co, Inc. (“Morrow”) to assist in communicating with shareholders in connection with the proxy solicitation and to assist in efforts to obtain proxies. If you have any questions about executing your BLUE proxy or require assistance in voting, please contact:

Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
Phone: (800) 662-5200 or (203) 658-9400
E-mail: applebeesinfo@morrowco.com

REVOCATION OF PROXIES

If you are a registered holder and have mailed a WHITE proxy card to the Company you may revoke it before it is voted by mailing a duly executed BLUE proxy card to Breeden Partners c/o Morrow & Co., Inc. 470 West Avenue, Stamford, CT 06902 bearing a date LATER than the WHITE proxy card delivered to the Company prior to its exercise. Proxies may also be revoked at any time prior to exercise by: (i) attending the 2007 Annual Meeting and voting in person (although attendance at the 2007 Annual Meeting will not in and of itself constitute revocation of a proxy) or (ii) delivering written notice of revocation. The revocation may be delivered either to Breeden Partners c/o Morrow & Co., Inc., 470 West Avenue Stamford, CT 06902 or to the corporate secretary of the Company at 4551 W. 107th Street, Overland Park, Kansas 66207 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Breeden Partners requests that either the original or a copy of any revocation be mailed to Breeden Partners c/o Morrow & Co., Inc. 470 West Avenue Stamford, CT 06902, so that Breeden Partners will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of our Nominees as directors have been received. Breeden Partners may contact shareholders who have revoked their proxies.

If you are a beneficial owner holding shares in broker or bank name, and you wish to revoke a previously voted WHITE proxy voted for the Company, you must return a later dated proxy to your bank or broker. You may also revoke a proxy at any time prior to exercise by: attending the 2007 Annual Meeting and voting in person (although attendance at the 2007 Annual Meeting will not in and of itself constitute revocation of a proxy). However, since a beneficial owner is not the stockholder of record, if you wish to vote your shares in person at the Meeting, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

QUORUM AND VOTING

The 2007 Annual Meeting is scheduled to be held on May 25, 2007, at 9:00 a.m., CDT, at the Ritz Charles Conference Facility, which is located at 9000 West 137th Street, Overland Park, KS 66221. Applebee’s has disclosed that the Record Date for determining shareholders entitled to notice of and to vote at the 2007 Annual Meeting is March 26, 2007. Only shareholders of record at the close of business on the Record Date will be entitled to vote at the 2007 Annual Meeting. Shareholders of the Company will not have rights of appraisal or similar dissenter’s rights with respect to any matter to be acted upon at the 2007 Annual Meeting.

The presence, in person or by proxy, of holders of shares of Common Stock representing a majority of the votes entitled to be cast at the 2007 Annual Meeting will constitute a quorum. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present at the 2007 Annual Meeting. Assuming a quorum is present or otherwise represented at the 2007 Annual Meeting, the election of our Nominees requires the affirmative vote of a plurality of the shares of Common Stock represented and entitled to vote at the 2007 Annual Meeting. Abstentions and broker non-votes will not be taken into account in determining the outcome of the election. Your vote is extremely important. We urge you to mark, sign, date and return the enclosed BLUE proxy card to vote FOR the other proposals set forth thereon.

COST AND METHOD OF SOLICITATION

Breeden Partners has retained Morrow to serve as an advisor and to provide consulting and analytic services and solicitation services in connection with this proxy solicitation. For these services, Morrow is to receive a fee of up to approximately $150,000, plus reimbursement for its reasonable out-of-pocket expenses. Breeden Partners has agreed to indemnify Morrow against certain liabilities and expenses, including certain liabilities under the federal securities laws. Proxies may be solicited by mail, courier services, Internet, advertising, telephone, facsimile or in person. It is anticipated that Morrow will employ approximately 40 people to solicit proxies from shareholders for the 2007 Annual Meeting. In addition, it is anticipated that certain executives and employees of the Advisor would participate in the solicitation of proxies in support of the nomination. These employees will not receive any fees in conjunction with their solicitation, apart from regular compensation they are otherwise entitled to receive as employees of Breeden Partners. The business address of each Morrow or Breeden Partners employee would be the same as that of his or her respective employer. Although no precise estimate can be made at the present time, the total expenditures in furtherance of, or in connection with, the solicitation of shareholders is estimated to be $700,000. As of the date hereof, Breeden Partners has incurred approximately $100,000 of solicitation expenses.

Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by Breeden Partners. To the extent legally permissible, Breeden Partners will seek reimbursement from the Company for those expenses if any of our Nominees is elected. Breeden Partners does not currently intend to submit the question of such reimbursement to a vote of the shareholders.

ADDITIONAL INFORMATION

Certain information regarding the compensation of directors and executive officers, the securities of the Company held by the Company’s directors, nominees, management and 5% shareholders, and certain other matters regarding the Company’s officers and directors as well as certain other information regarding the 2007 Annual Meeting is contained in the Company Proxy Statement. The Company Proxy Statement also contains information on the deadline for submitting shareholder proposals for inclusion in the Company’s proxy statement for the Company’s 2008 annual meeting and the date after which notice of shareholder proposals submitted is considered untimely. Accordingly, reference is made to the Company Proxy Statement for such information. Breeden Partners does not make any representation as to the accuracy or completeness of the information contained in the Company Proxy Statement.

BREEDEN PARTNERS HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT SUCH DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE.

Breeden Partners has filed with the SEC a statement on Schedule 13D, which contains information in addition to that furnished herein. The Schedule 13D, including amendments thereto, may be inspected at, and copies may be obtained from, the public reference facilities maintained at the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the SEC, Public Reference Section, 100 F Street, N.E., Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains a web site on the Internet (http://www.sec.gov) where reports, proxy and information statements and other information regarding issuers that file electronically with the SEC may be obtained free of charge.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE, PLEASE CALL or E-MAIL:

Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
Phone: (800)662-5200 or (203) 658-9400
E-mail: applebeesinfo@morrowco.com

APPENDIX I

SHARES OF COMMON STOCK OF THE COMPANY BOUGHT OR SOLD BY
THE PARTICIPANTS IN THE LAST TWO YEARS

Set forth below are the dates and amounts of each Participant’s purchases and sales of shares of Common Stock within the past two years. Laurence E. Harris, Steven J. Quamme and Raymond G.H. Seitz have not purchased or sold any Company common stock within the past two years. Mr. Breeden, in his capacity as managing member, as well as chairman and chief executive officer of Breeden Capital Management, may be deemed to be the beneficial owner of all of the 4,025,000 shares of the Common Stock owned by Breeden Partners. Mr. Breeden has not purchased or sold any Company common stock in his individual capacity within the past two years.

BREEDEN PARTNERS’ TRANSACTIONS IN COMMON STOCK

	Shares*
	Breeden Partners	Breeden Partners	Breeden Partners
Date	Holdco Ltd.	(California) L.P.	L.P.	Total

06/23/06	31,018	53,594	469	85,081
06/26/06	85,644	147,980	1,295	234,919
06/27/06	124,682	215,433	1,885	342,000
06/28/06	59,773	103,279	904	163,956
06/29/06	15,457	26,709	234	42,400
06/30/06	155,905	269,382	2,357	427,644
07/03/06	119,355	206,230	2,415	328,000
07/05/06	154,653	267,219	3,128	425,000
07/06/06	91,476	158,057	1,850	251,383
07/07/06	114,850	198,445	2,322	315,617
07/10/06	18,194	31,438	368	50,000
07/11/06	50,945	88,025	1,030	140,000
07/14/06	65,318	112,861	1,321	179,500
07/20/06	45,485	78,595	920	125,000
07/21/06	9,097	15,719	184	25,000
08/09/06	9,097	15,719	184	25,000
09/18/06	18,195	31,437	368	50,000
09/21/06	60,769	105,002	1,229	167,000
09/22/06	50,936	88,011	1,030	139,977
09/25/06	4,330	7,482	88	11,900
09/26/06	2,301	3,976	46	6,323
09/27/06	2,001	3,458	41	5,500
09/28/06	49,125	84,882	993	135,000
09/29/06	81,439	140,715	1,646	223,800
03/01/07	19,952	34,475	573	55,000
03/20/07	25,394	43,877	729	70,000

TOTAL	1,465,391	2,532,000	27,609	4,025,000

*	Unless otherwise indicated, each of the transactions described above was a purchase of common stock for cash on the NASDAQ Stock Market.

IMPORTANT

Please review this proxy statement and the enclosed materials carefully. YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own.

1. If your shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to Morrow & Co., Inc., in the postage-paid envelope provided today.

2. If you have previously signed and returned a proxy card to Applebee’s, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Applebee’s by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided.

3. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please sign, date and mail the enclosed BLUE proxy card in the postage-paid envelope provided. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your shares, please contact our proxy solicitor:

Morrow & Co., Inc.
470 West Avenue
Stamford, CT 06902
Phone: (800)662-5200 or (203) 658-9400
E-mail: applebeesinfo@morrowco.com

Your vote is important!
If you do not vote by telephone or Internet, please sign and date this proxy card and return it in the enclosed postage-paid envelope to Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230, so your shares are represented at Applebee’s International, Inc. 2007 Annual Meeting.
▼TO VOTE BY MAIL, PLEASE DETACH CARD HERE AND RETURN IN THE ENVELOPE PROVIDED.▼

Blue Proxy
APPLEBEE’S INTERNATIONAL, INC.
2007 ANNUAL MEETING OF SHAREHOLDERS
THIS PROXY IS SOLICITED ON BEHALF OF BREEDEN CAPITAL MANAGEMENT LLC, BREEDEN PARTNERS L.P.
BREEDEN PARTNERS (CALIFORNIA) L.P., BREEDEN PARTNERS HOLDCO LTD. (“BREEDEN PARTNERS”)
The undersigned hereby appoints Richard C. Breeden and James M. Cotter, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Applebee’s, Inc. (the “Company” or “Applebee’s”) that the undersigned would be entitled to vote if personally present at the 2007 Annual Meeting of shareholders of Applebee’s, including any adjournments, postponements, reschedulings or continuations of such meeting or any meeting held in lieu thereof (the “2007 Annual Meeting”), for the purposes identified in this proxy and with discretionary authority as to any other matters that may properly come before the 2007 Annual Meeting, including substitute nominees if any of the named nominees for director should be unavailable to serve for election, in accordance with and as described in Breeden Partner’s proxy statement.
THIS PROXY HAS BEEN SOLICITED BY BREEDEN PARTNERS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”). THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE UNDERSIGNED WITH RESPECT TO MATTERS COVERED BY THIS PROXY AND THE VOTING OF SHARES OF COMMON STOCK AT THE 2007 ANNUAL MEETING. If no direction is made, the proxies will vote “FOR” the election of the directors listed in Item 1, “FOR” the adoption of the proposal in Item 2 and “FOR” the adoption of the proposal in Item 3.
CONTINUED ON REVERSE SIDE.

Vote by Telephone

Have this proxy card available when you call the Toll-Free number 1-888-693-8683 using a touch-tone telephone and follow the simple instructions presented to you.

Vote by Internet

Have this proxy card available when you access the website www.cesvote.com and follow the simple instructions presented to you.

Vote by Mail

Please mark, sign and date your voting instruction form and return it in the postage-paid envelope provided or return it to: Corporate Election Services, P.O. Box 1150, Pittsburgh, PA 15230.

Vote 24 hours a day, 7 days a week!
Your telephone or Internet vote must be received by 6:00 a.m. Eastern Daylight Time on May 25, 2007 in order to be counted in the final tabulation.
▼ TO VOTE BY MAIL, PLEASE DETACH CARD HERE AND RETURN IN THE ENVELOPE PROVIDED. ▼

BLUE PROXY CARD	è
1.	ELECTION OF DIRECTORS

Nominees: (1) Richard C. Breeden	(2) Steven J. Quamme	(3) Raymond G.H. Seitz	(4) Laurence E. Harris

☐	FOR all nominees listed above	☐	WITHHOLD authority to vote for
	(except as marked to the contrary below)		all nominees listed above
(INSTRUCTION: IF YOU WISH TO VOTE FOR THE ELECTION OF LESS THAN ALL OF THE NOMINEES, CHECK THE “FOR”
BOX ABOVE AND WRITE THE NAME OF THE PERSON(S) YOU DO NOT WISH TO ELECT IN THE SPACE BELOW.)

2.	Approval of Amendment 7 to the Applebee’s Employee Stock Purchase Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	Ratification of appointment of Deloitte & Touche LLP as Applebee’s independent registered public accounting firm for the 2007 fiscal year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

CONTINUED ON REVERSE SIDE.

Signature if held jointly

Dated:	, 2007

Please sign exactly as name appears hereon. If shares are registered in more than one name, the signature of all such persons should be provided. A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by an authorized person. The proxy card votes all shares in all capacities

IF VOTING BY MAIL, PLEASE SIGN, DATE AND RETURN THIS CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY.